Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Dates for
Fourth Quarter and Full Year 2018 Financial Results and Conference Call

OAKVILLE, Ontario – January 17, 2019 - Algonquin Power & Utilities Corp. ("APUC") (TSX/NYSE: AQN) today announced plans to release fourth quarter and full year 2018 financial results on Thursday, February 28, 2019, after market close.  APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 1, 2019, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date:	Friday, March 1, 2019

Time:	10:00 a.m. ET

Conference Call Access:	Toll Free Canada/US	1-800-319-4610

	Toronto local	416-915-3239

Please ask to join the Algonquin Power & Utilities Corp. conference call

Presentation Access:	http://services.choruscall.ca/links/algonquinpower20190301.html Presentation also available at: www.algonquinpowerandutilities.com

Call Replay: (available until March 15, 2019)	Toll Free Canada/US	1-855-669-9658

	Vancouver local	1-604-674-8052

	Access code	2866

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 766,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500